UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
0-22193
CUSIP NUMBER
69478X105

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐Form N-SAR ☐Form 10-D ☐Form N-CSR

For Period Ended:  December 31, 2007

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Pacific Premier Bancorp, Inc. Full Name of Registrant
Not Applicable Former Name if Applicable
1600 Sunflower Ave., 2nd Floor Address of Principal Executive Office (Street and Number)
Costa Mesa, CA 92626 City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The management of Pacific Premier Bancorp, Inc. (the “Company”) has been working diligently to prepare the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (“Annual Report”), but the work necessary to complete the Annual Report cannot be finished in sufficient time to permit the filing on the scheduled due date of March 31, 2008 without unreasonable effort or expense.  The delay in completing the work for the Annual Report is primarily due to the Company’s system wide computer conversion that occurred in February 2008 which affected scheduling and review of the work required for completing the Annual Report.  The Company does not expect the audited results for fiscal 2007 to be materially different from the amounts provided in its earnings release issued on January 29, 2008.  The Company continues to dedicate significant resources to complete the Annual Report and currently anticipates filing the Annual Report on or before the fifteenth calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John Shindler (Name)	714 (Area Code)	431-4000 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐Yes ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Pacific Premier Bancorp, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 27, 2008                    By:         /s/ John Shindler
               John Shindler
   Executive Vice President and Chief Executive Officer